SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               Schedule 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 4)

                         SPORT SUPPLY GROUP, INC.
                             (Name of Issuer)

                       Common Stock, $.01 par value
                      (Title and Class of Securities)

                                 848915104
                              (CUSIP Number)

                              Eugene I. Davis
                            Emerson Radio Corp.
                              Nine Entin Road
                       Parsippany, New Jersey  07054
                              (201) 884-5800

                              with a copy to:

                          Jeffrey M. Davis, Esq.
                           Wolff & Samson, P.A.
                            5 Becker Farm Road
                        Roseland, New Jersey  07068
                              (201) 533-6561
              (Name, Address, and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             December 10, 1996
          (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(4), (5), or (6), check the following box ___.

          Check the following box if a fee is being paid with this statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note:   Schedules  filed in paper format shall include  a  signed
original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person*s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  848915104

                            Page 1 of 23 pages

                         Exhibit Index on page 11

1) Name of Reporting Person  (S.S.  or  I.R.S.  Identification No. of Above
Person).

     Emerson Radio (Hong Kong) Limited

2) Check the Appropriate Box if a Member of a Group.
     (a)                                                    ____
     (b)                                                    ____

3) SEC Use Only

4) Source of Funds

     WC

5) Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)
                                                            ____

6) Citizenship or Place of Organization

     Hong Kong

Number of shares beneficially owned by each reporting person with:

7) Sole Voting Power

     669,500

8) Shared Voting Power

     None

9) Sole Dispositive Power

     669,500

10) Shared Dispositive Power

     None

11) Aggregate Amount Beneficially Owned By Each Reporting Person

     669,500

12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                            ____

13) Percent of Class Represented by Amount in Row (11)

     9.9%

14) Type of Reporting Person

     CO

1) Name  of  Reporting  Person  (S.S. or I.R.S. Identification No. of Above
Person).

     Emerson Radio Corp.
     EIN: 22-3285224

2) Check the Appropriate Box if a Member of a Group.
     (a)                                                    ____
     (b)                                                    ____

3) SEC Use Only


4) Source of Funds

     BK

5) Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)
                                                            ____

6) Citizenship or Place of Organization

     Delaware

Number of shares beneficially owned by each reporting person with:

7) Sole Voting Power

     3,269,500

8) Shared Voting Power

     None

9) Sole Dispositive Power

     3,269,500

10) Shared Dispositive Power

     None

11) Aggregate Amount Beneficially Owned By Each Reporting Person

     3,269,500

12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                            ____

13) Percent of Class Represented by Amount in Row (11)

     34.9%
14) Type of Reporting Person

     CO, HC

Item 3.  Source and Amount of Funds or Other Consideration.

          Item 3 of Emerson's Schedule 13D is hereby amended by adding a reference to Item 4, regarding the description of the financing obtained from Congress Financial Corporation.

Item 4.  Purpose of Transaction.

          Item 4 of Emerson*s Schedule 13D is hereby amended by deleting such Item in its entirety and substituting the following therefor:

          On December 10, 1996, Emerson Radio Corp. ("Emerson") and Sport Supply Group, Inc. ("SSG") jointly announced the closing of the transactions contemplated under a Securities Purchase Agreement (the
"Agreement") dated November 27, 1996 by and between Emerson and SSG, pursuant to which Emerson purchased from SSG 1,600,000 shares of the common stock, $.01 par value per share (the "Common Stock"), of SSG for aggregate consideration of $11.5 million, or approximately $7.19 per share. In addition, Emerson purchased, for an aggregate consideration of $500,000, 5-year warrants (the "Warrants") to acquire an additional 1,000,000 shares of Common Stock at an exercise price of $7.50 per share, subject to standard anti-dilution adjustments, pursuant to a Warrant Agreement (the "Warrant Agreement"). Based upon the purchase of the Common Stock as set forth above, Emerson owns approximately 27.0% of the outstanding shares of the Common Stock. If Emerson exercises all of the Warrants, it will beneficially own approximately 34.9% of the Common Stock.

          The $12,000,000 purchase price paid by Emerson pursuant to the Agreement was obtained by Emerson from Congress Financial Corporation, its United States senior secured lender, under the terms of its existing credit facility, and in accordance with the terms of the consent (the "Consent") obtained from such lender. Pursuant to a Pledge and Security Agreement dated December 10, 1996, Emerson has pledged to Congress Financial Corporation the Common Stock and Warrants acquired under the Agreement.

          In accordance with a Registration Rights Agreement dated December 10, 1996 (the "Registration Rights Agreement"), Emerson has been granted certain demand and incidental registration rights on the resale of the shares of Common Stock which it and Emerson Radio (Hong Kong) Limited ("Emerson (HK)") own, as well as on the exercise and resale of the shares Emerson may acquire under the Warrant Agreement. In addition, Emerson has arranged for foreign trade credit financing of $2 million for the benefit of SSG to supplement SSG's existing credit facilities.

          Pursuant to the Agreement, SSG caused a majority of the members of its Board of Directors to consist of Emerson's designees. In connection therewith, Emerson designated Geoffrey P. Jurick, its Chairman and Chief Executive Officer, Eugene I. Davis, its President, John P. Walker, its Executive Vice President and Chief Financial Officer, Peter Bunger, one of its directors, and Johnson C. Ko, an independent Hong Kong businessman, to sit on the SSG Board. Peter S. Blumenfeld and William H. Watkins, Jr., Directors of SSG prior to the Closing, continue as Directors of SSG, while Michael J. Blumenfeld and Robert W. Philip resigned as Directors. On December 11, 1996, Geoffrey P. Jurick was elected Chairman, Eugene I. Davis was elected Chief Executive Officer, and John P. Walker was elected Chief Financial Officer of SSG. Messrs. Bunger, Ko, and Watkins have been appointed as the members of both of the Stock Option Committee and the Audit Committee of SSG.

          Under the Agreement, for a period of at least two years from the date of the Closing, neither SSG nor any of its subsidiaries is permitted to enter into or be a party to any agreement or transaction with any Affiliate (as such term is defined in the Securities Exchange Act of 1934, as amended) of SSG or Emerson, except (i) in the ordinary course of SSG's or its subsidiaries' business and on terms no less favorable to SSG or its subsidiaries than would be obtained in a comparable arms' length transaction with a person not an Affiliate of SSG or Emerson or (ii) unless approved by a majority of SSG's directors who do not have a direct or indirect material financial interest in the agreement or transaction and which includes a majority of directors who are not officers or employees of SSG or Emerson or directors of Emerson.

          Emerson and Emerson HK intend to continue to review from time to time their positions with respect to the shares of Common Stock owned by them, and may, depending on the circumstances then existing, including their evaluation of SSG*s business, assets, operations, the industry in general, economic conditions, prevailing market prices for the Common Stock, investment opportunities of Emerson and Emerson HK, and other factors, determine to increase, decrease, or dispose of the ownership of the Common Stock.

          Except for the transactions consummated pursuant to the Agreement and related documents described above and upon any exercise of the Warrants acquired by Emerson, as of the date hereof, neither Emerson nor Emerson HK has any plan or proposal relating to:

          (a) The acquisition by any person of additional securities of SSG, or the disposition of securities of SSG;

          (b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving SSG or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of SSG or any of its subsidiaries;

          (d) A change in the present board of directors or management of SSG, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) A material change in the present capitalization or dividend policy of SSG;

          (f) One or more other material changes in SSG*s business or corporate structure;

          (g)   Changes   in   SSG*s   charter,   bylaws,   or  instruments
corresponding thereto or other actions which may impede the acquisition of control of SSG by any person;

          (h) Causing a class of securities of SSG to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of SSG becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

          (j)  Any action similar to any of those enumerated above.

Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

          Item 6 of Emerson's Schedule 13D is hereby amended by adding a reference to Item 4, regarding the descriptions of the Agreement, Warrant Agreement, Registration Rights Agreement, the terms of the consent obtained by Emerson from Congress Financial Corporation and the Pledge and Security Agreement.

Item 7.  Material to be Filed as Exhibits.

          Item 7 of Emerson*s Schedule 13D is amended by deleting such Item in its entirety and substituting the following therefor:

          The following exhibits are being filed herewith:

          (1) Securities Purchase Agreement dated as of November 27, 1996, by and between Sport Supply Group, Inc. and Emerson Radio Corp. (Exhibit 2(a) of Emerson's Current Report on Form 8-K filed on December 3, 1996, is incorporated herein by reference.)

          (2) Form of Warrant Agreement by and between Sport Supply Group, Inc. and Emerson Radio Corp. (Exhibit 4(a) of Emerson's Current Report on Form 8-K filed on December 3, 1996, is incorporated herein by reference.)

          (3) Form of Registration Rights Agreement by and between Sport Supply Group, Inc. and Emerson Radio Corp. (Exhibit 4(b) of Emerson's Current Report on Form 8-K filed on December 3, 1996, is incorporated herein by reference.)
          (4) Consent No. 1 to Financing Agreements among Emerson Radio Corp., certain of its subsidiaries, and Congress Financial Corporation. (Exhibit 10(a) of Emerson's Current Report on Form 8-K filed on December 3, 1996, is incorporated herein by reference.)

          (5) Pledge and Security Agreement dated December 10, 1996 by Emerson Radio Corp. to and in favor of Congress Financial Corporation.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                   EMERSON RADIO (HONG KONG)
                                     LIMITED

                                   By:  /s/ Eugene I. Davis
                                        Name:  Eugene I. Davis
                                        Title: Director

                                   EMERSON RADIO CORP.

                                   By:  /s/ Eugene I. Davis
                                        Name:  Eugene I. Davis
                                        Title: President

                           EXHIBIT INDEX



Exhibit        Exhibit Name                            Page No. in
No.                                                    Sequential
                                                       Numbering
                                                       System


(5)            Pledge and Security Agreement
               dated December 10, 1996 by Emerson
               Radio Corp. to and in favor of
               Congress Financial Corporation.              12

                             EXHIBIT 5


                       PLEDGE AND SECURITY AGREEMENT

     THIS PLEDGE AND SECURITY AGREEMENT ("Pledge Agreement"), dated December ___, 1996, is by EMERSON RADIO CORP., a Delaware corporation ("Pledgor"), with its chief executive office at 9 Entin Road, Parsippany, New Jersey 07054-0430 to and in favor of CONGRESS FINANCIAL CORPORATION, a California corporation ("Pledgee"), having an office at 1133 Avenue of the Americas, New York, New York 10036.


                       W I T N E S S E T H:

     WHEREAS, Pledgor is now the direct and beneficial owner of certain issued and outstanding shares of capital stock (the "Pledged Stock") of Sport Supply Group, Inc., a Delaware corporation ("Issuer"), and certain warrants of Issuer (the "Pledged Warrants), all as described on Exhibit A annexed hereto and made a part hereof (collectively, the "Pledged Securities); and

     WHEREAS, Pledgee and Pledgor have entered into financing arrangements pursuant to which Pledgee has made and may make loans and advances and has provided and may provide other financial accommodations to Pledgor and Majexco Imports, Inc. ("Majexco") as set forth in the Loan and Security Agreement, dated March 31, 1994, currently by and among Pledgee, Pledgor and Majexco (as the same now exists or may hereafter be amended, modified, supplemented, extended, renewed, restated or replaced, the "Loan Agreement") and other agreements, documents and instruments referred to therein or at any time executed and/or delivered in connection therewith or related thereto, including, but not limited to, this Pledge Agreement (all of the foregoing, together with the Loan Agreement, as the same now exist or may hereafter be amended, modified, supplemented, extended, renewed, restated or replaced, being collectively referred to herein as the "Financing Agreements"); and

     WHEREAS, in order to induce Pledgee to continue to make loans and advances and continue to provide other financial accommodations to Pledgor and Majexco pursuant to the Financing Agreements, Pledgor has agreed to further secure the payment and performance of the Obligations (as hereinafter defined) to Pledgee and to accomplish same by (i) executing and delivering to Pledgee this Pledge Agreement, (ii) delivering to Pledgee the Pledged Securities which are registered in the name of Pledgor, together with appropriate powers and assignment forms duly executed in blank by Pledgor and undated, and (iii) delivering to Pledgee any and all other documents which Pledgee deems necessary to protect Pledgee's interests hereunder;

     NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Pledgor hereby agrees as follows:

     1.  GRANT OF SECURITY INTEREST

     As collateral security for the prompt performance, observance and indefeasible payment in full of all of the Obligations (as hereinafter defined), Pledgor hereby assigns, pledges, hypothecates, transfers and sets over to Pledgee and grants to Pledgee a security interest in and lien upon
(a) the Pledged Securities, together with all cash dividends, stock dividends, interests, profits, redemptions, warrants, subscription rights, stock, securities options, substitutions, exchanges and other distributions now or hereafter distributed by Issuer or which may hereafter be delivered to the possession of Pledgor or Pledgee with respect thereto, (b) all rights of Pledgor to have the Pledged Securities (and any capital stock of Issuer acquired through the exercise of the Pledged Warrants or any other warrants which constitute a portion of the Pledged Securities or of any other warrants at any time owned by Pledgor) registered under the Registration Rights Agreement dated of even date herewith by and among Issuer, Pledgor and Emerson Radio (Hong Kong) Limited (as the same now exists or may hereafter be amended, modified, supplemented, extended, renewed, restated or replaced, the "Registration Rights Agreement"), (c) Pledgor's records with respect to the foregoing, and (d) the proceeds of all of the foregoing (all of the foregoing being collectively referred to herein as the "Pledged Property").

     2.  OBLIGATIONS SECURED

     The security interest, lien and other interests granted to Pledgee pursuant to this Pledge Agreement shall secure the prompt performance and payment in full of any and all obligations, liabilities and indebtedness of every kind, nature and description owing by Pledgor to Pledgee and/or its affiliates, including principal, interest, charges, fees, costs and expenses, however evidenced, whether as principal, surety, endorser, guarantor or otherwise, whether arising under this Pledge Agreement, the Loan Agreement, the other Financing Agreements or otherwise, whether now existing or hereafter arising, whether arising before, during or after the initial or any renewal term of the Loan Agreement or after the commencement of any case with respect to Pledgor under the United States Bankruptcy Code or any similar statute (including, without limitation, the payment of interest and other amounts which would accrue and become due but for the commencement of such case), whether direct or indirect, absolute or contingent, joint or several, due or not due, primary or secondary, liquidated or unliquidated, secured or unsecured, and however acquired by Pledgee (all of the foregoing being collectively referred to herein as the "Obligations").

     3.  REPRESENTATIONS, WARRANTIES AND COVENANTS

     Pledgor hereby represents, warrants and covenants with and to Pledgee the following (all of such representations, warranties and covenants being continuing so long as any of the Obligations are outstanding):

     (a) The Pledged Stock consists of duly authorized, validly issued, fully paid and non-assessable shares of common stock of Issuer and the Pledged Warrants consist of duly authorized, validly issued, fully paid and non-assessable warrants to acquire common stock of Issuer, and the Pledged Securities constitute Pledgor's entire interest in Issuer and are not registered, nor has Pledgor authorized the registration thereof, in the name of any person or entity other than Pledgor or Pledgee. The Pledged Stock does not include the 669,500 shares of common stock of Issuer owned by Emerson Radio (Hong Kong) Limited.

     (b) The Pledged Property is directly, legally and beneficially owned by Pledgor, free and clear of all claims, liens, pledges and encumbrances of any kind, nature or description, except for the pledge and security interest in favor of Pledgee and the pledges and security interests permitted under the Loan Agreement.

     (c) The Pledged Property is not subject to any restrictions relative to the transfer thereof, except as noted on the certificates and warrants evidencing the Pledged Securities and as provided under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, and Pledgor has the right to transfer and hypothecate the Pledged Property free and clear of any liens, encumbrances or restrictions.

     (d) The Pledged Property is duly and validly pledged to Pledgee and no consent or approval of any governmental or regulatory authority or of any securities exchange or the like, nor any consent or approval of any other third party, was or is necessary to the validity and enforceability of this Pledge Agreement.

     (e) Pledgor authorizes Pledgee to: (i) store, deposit and safeguard the Pledged Property, (ii) perform any and all other acts which Pledgee in good faith deems reasonable and/or necessary for the protection and preservation of the Pledged Property or its value or Pledgee's security interest therein, including, without limitation, transferring, registering or arranging for the transfer or registration of the Pledged Property to or in Pledgee's own name and receiving the income therefrom as additional security for the Obligations and (iii) pay any charges or expenses which Pledgee deems necessary for the foregoing purpose, but without any obligation to do so. Any obligation of Pledgee for reasonable care for the Pledged Property in Pledgee's possession shall be limited to the same degree of care which Pledgee generally uses for similar property pledged to Pledgee by other persons.

     (f) If Pledgor shall become entitled to receive or acquire, or shall receive any stock certificate, or option or right with respect to the stock of Issuer (including without limitation, any certificate representing a dividend or a distribution or exchange of or in connection with reclassification of the Pledged Securities) whether as an addition to, in substitution of, or in exchange for any of the Pledged Property or otherwise, Pledgor agrees to accept same as Pledgee's agent, to hold same in trust for Pledgee and to deliver same forthwith to Pledgee or Pledgee's agent or bailee in the form received, with the endorsement(s) of Pledgor where necessary and/or appropriate powers and/or assignments duly executed to be held by Pledgee or Pledgee's agent or bailee subject to the terms hereof, as further security for the Obligations.

     (g) Pledgor shall not, without the prior consent of Pledgee, directly or indirectly, sell, assign, transfer, or otherwise dispose of, or grant any option with respect to the Pledged Property, nor shall Pledgor create, incur or permit any further pledge, hypothecation, encumbrance, lien, mortgage or security interest with respect to the Pledged Property.

     (h) So long as no Event of Default (as hereinafter defined) has occurred and is continuing, Pledgor shall have the right to vote and exercise all corporate rights with respect to the Pledged Securities, except as expressly prohibited herein, and to receive any cash dividends payable in respect of the Pledged Securities.

     (i) No action has been taken or is being taken by or is currently planned by Pledgor, or any agent acting on its behalf, which would cause this Pledge Agreement, the Obligations or the other Financing Agreements to violate Regulation G or Regulation X or any other regulation of the Board of Governors of the Federal Reserve System, the Securities Exchange Act of 1934, the Investment Company Act of 1940, or any other applicable law or regulation, in each case as now in effect or as the same may hereafter be amended or supplemented.

     (j) Pledgor shall pay all charges and assessments of any nature against the Pledged Property or with respect thereto prior to said charges and/or assessments being delinquent.

     (k) Pledgor shall promptly reimburse Pledgee on demand, together with interest at the rate then applicable to the Obligations set forth in the Loan Agreement, for any charges, assessments or expenses paid or incurred by Pledgee in its reasonable discretion for the protection, preservation and maintenance of the Pledged Property and the enforcement of Pledgee's rights hereunder, including, without limitation, reasonable attorneys' fees and legal expenses incurred by Pledgee in seeking to protect, collect or enforce its rights in the Pledged Property or otherwise hereunder.

     (l) Pledgor shall furnish, or cause to be furnished, to Pledgee such information concerning Issuer and the Pledged Property as Pledgee may from time to time reasonably request in good faith, including, without limitation, current financial statements which are otherwise reasonably available from Issuer.

     (m) Pledgee may notify Issuer or the appropriate transfer agent of the Pledged Securities to register the security interest and pledge granted herein and honor the rights of Pledgee with respect thereto.

     (n) Pledgor waives: (i) all rights to require Pledgee to proceed against any other person, entity or collateral or to exercise any remedy,
(ii) the defense of the statute of limitations in any action upon any of the Obligations, (iii) any right of subrogation or interest in the Obligations or Pledged Property until all Obligations have been paid in full, (iv) any rights to notice of any kind or nature whatsoever, unless specifically required in this Pledge Agreement or non-waivable under any applicable law, and (v) to the extent permissible, its rights under Section 9-112 and 9-207 of the Uniform Commercial Code. Pledgor agrees that the Pledged Property, other collateral, or any other guarantor or endorser may be released, substituted or added with respect to the Obligations, in whole or in part, without releasing or otherwise affecting the liability of Pledgor, the pledge and security interests granted hereunder, or this Pledge Agreement. Pledgee is entitled to all of the benefits of a secured party set forth in Section 9-207 of the New York Uniform Commercial Code.

     4.  EVENTS OF DEFAULT

     All Obligations shall become immediately due and payable, without notice or demand, at the option of Pledgee, upon the occurrence of any Event of Default, as such term is defined in the Loan Agreement (each an "Event of Default" hereunder).

     5.  RIGHTS AND REMEDIES

     At any time an Event of Default exists or has occurred and is continuing, in addition to all other rights and remedies of Pledgee, whether provided under this Pledge Agreement, the Loan Agreement, the other Financing Agreements, applicable law or otherwise, Pledgee shall have the following rights and remedies which may be exercised without notice to, or consent by, Pledgor except as such notice or consent is expressly provided for hereunder:

     (a) Pledgee, at its option, shall be empowered to exercise its continuing right to instruct the Issuer (or the appropriate transfer agent of the Pledged Securities) to register any or all of the Pledged Securities in the name of Pledgee or in the name of Pledgee's nominee and Pledgee may complete, in any manner Pledgee may deem expedient, any and all stock powers, assignments or other documents heretofore or hereafter executed in
blank by Pledgor and delivered to Pledgee.   After said instruction, and
without further notice, Pledgee shall have the exclusive right to exercise all voting and corporate rights with respect to the Pledged Securities and other Pledged Property, and exercise any and all rights of conversion, redemption, exchange, subscription or any other rights, privileges, or options pertaining to any shares of the Pledged Securities or other Pledged Property as if Pledgee were the absolute owner thereof, including, without limitation, the right to exchange, in its discretion, any and all of the Pledged Securities and other Pledged Property upon any merger, consolidation, reorganization, recapitalization or other readjustment with respect thereto. Upon the exercise of any such rights, privileges or options by Pledgee, Pledgee shall have the right to deposit and deliver any and all of the Pledged Securities and other Pledged Property to any committee, depository, transfer agent, registrar or other designated agency upon such terms and conditions as Pledgee may determine, all without liability, except to account for property actually received by Pledgee. However, Pledgee shall have no duty to exercise any of the aforesaid rights, privileges or options (all of which are exercisable in the sole discretion of Pledgee) and shall not be responsible for any failure to do so or delay in doing so.

     (b) Pledgee may (but shall not be required to) exercise and enforce all rights of Pledgor under the Registration Rights Agreement.

     (c) In addition to all the rights and remedies of a secured party under the Uniform Commercial Code or other applicable law, Pledgee shall have the right, at any time and without demand of performance or other demand, advertisement or notice of any kind (except the notice specified below of time and place of public or private sale) to or upon Pledgor or any other person (all and each of which demands, advertisements and/or notices are hereby expressly waived to the extent permitted by applicable law), to proceed forthwith to collect, redeem, recover, receive, appropriate, realize, sell, or otherwise dispose of and deliver said Pledged Property or any part thereof in one or more lots at public or private sale or sales at any exchange, broker's board or at any of Pledgee's offices or elsewhere at such prices and on such terms as Pledgee may deem best. The foregoing disposition(s) may be for cash or on credit or for future delivery without assumption of any credit risk, with Pledgee having the right to purchase all or any part of said Pledged Property so sold at any such sale or sales, public or private, free of any right or equity of redemption in Pledgor, which right or equity is hereby expressly waived or released by Pledgor. The proceeds of any such collection, redemption, recovery, receipt, appropriation, realization, sale or other disposition, after deducting all costs and expenses of every kind incurred relative thereto or incidental to the care, safekeeping or otherwise of any and all Pledged Property or in any way relating to the rights of Pledgee hereunder, including reasonable attorneys' fees and legal expenses, shall be applied first to the satisfaction of the Obligations (in such order as Pledgee may elect and whether or not due) and then to the payment of any other amounts required by applicable law, including Section 9-504(1)(c) of the Uniform Commercial Code, with Pledgor to be and remain liable for any deficiency. Pledgor shall be liable to Pledgee for the payment on demand of all such costs and expenses, together with interest at the then applicable rate set forth in the Loan Agreement, and any attorneys' fees and legal expenses. To the extent any notice of disposition is required under applicable law, Pledgor agrees that five (5) days prior written notice by Pledgee designating the place and time of any public sale or of the time after which any private sale or other intended disposition of any or all of the Pledged Property is to be made, is reasonable notification of such matters.

     (d) Pledgor recognizes that Pledgee may be unable to effect a public sale of all or part of the Pledged Property by reason of certain prohibitions contained in the Securities Act of 1933, as amended, as now or hereafter in effect or in applicable Blue Sky or other state securities law, as now or hereafter in effect, but may be compelled to resort to one or more private sales to a restricted group of purchasers who will be obliged to agree, among other things, to acquire such Pledged Property for their own account for investment and not with a view to the distribution or resale thereof. If at the time of any sale of the Pledged Property or any part thereof, the same shall not, for any reason whatsoever, be effectively registered (if required) under the Securities Act of 1933 (or other applicable state securities law), as then in effect, Pledgee in its sole and absolute discretion is authorized to sell such Pledged Property or such part thereof by private sale in such manner and under such circumstances as Pledgee or its counsel may deem necessary or advisable in order that such sale may legally be effected without registration. Pledgor agrees that private sales so made may be at prices and other terms less favorable to the seller than if such Pledged Property were sold at public sale, and that Pledgee has no obligation to delay the sale of any such Pledged Property for the period of time necessary to permit Issuer, even if Issuer is required to register any of the Pledged Property under the Registration Rights Agreement or would otherwise agree to register such Pledged Property for public sale under such applicable securities laws. Pledgor agrees that any private sales made under the foregoing circumstances shall be deemed to have been in a commercially reasonable manner.

     (e) All of the Pledgee's rights and remedies, including, but not limited to, the foregoing and those otherwise arising under this Pledge Agreement, the Loan Agreement and the other Financing Agreements, the agreements and instruments comprising the Pledged Property, applicable law or otherwise, shall be cumulative and not exclusive and shall be enforceable alternatively, successively or concurrently as Pledgee may deem expedient. No failure or delay on the part of Pledgee in exercising any of its options, powers or rights or partial or single exercise thereof, shall constitute a waiver of such option, power or right.

     6.  JURY TRIAL WAIVER; OTHER WAIVERS
         AND CONSENTS; GOVERNING LAW

     (a) The validity, interpretation and enforcement of this Pledge Agreement and the other Financing Agreements and any dispute arising out of the relationship between the parties hereto, whether in contract, tort, equity or otherwise, shall be governed by the internal laws of the State of New York (without giving effect to principles of conflicts of law).

     (b) Pledgor irrevocably consents and submits to the non-exclusive jurisdiction of Supreme Court of the State of New York for the County of New York and the United States District Court for the Southern District of New York and waives any objection based on venue or FORUM NON CONVENIENS with respect to any action instituted therein arising under this Pledge Agreement or any of the other Financing Agreements or in any way connected with or related or incidental to the dealings of the parties hereto in respect of this Pledge Agreement or any of the other Financing Agreements or the transactions related hereto or thereto, in each case whether now existing or hereafter arising, and whether in contract, tort, equity or otherwise, and agrees that any dispute with respect to any such matters shall be heard only in the courts described above (except that Pledgee shall have the right to bring any action or proceeding against Pledgor or its property in the courts of any other jurisdiction which Pledgee deems necessary or appropriate in order to realize on the Pledged Property or to otherwise enforce its rights against Pledgor or its property).

     (c) Pledgor hereby waives personal service of any and all process upon it and consents that all such service of process may be made by certified mail (return receipt requested) directed to its address set forth herein and service so made shall be deemed to be completed five (5) days after the same shall have been so deposited in the U.S. mails, or, at Pledgee's option, by service upon Pledgor in any other manner provided under the rules of any such courts. Within thirty (30) days after such service, Pledgor shall appear in answer to such process, failing which Pledgor shall be deemed in default and judgment may be entered by Pledgee against Pledgor for the amount of the claim and other relief requested.

     (d) PLEDGOR HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (i) ARISING UNDER THIS PLEDGE AGREEMENT OR ANY OF THE OTHER FINANCING AGREEMENTS OR (ii) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF PLEDGOR AND PLEDGEE IN RESPECT OF THIS PLEDGE AGREEMENT OR ANY OF THE OTHER FINANCING AGREEMENTS OR THE TRANSACTIONS RELATED HERETO OR THERETO IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. PLEDGOR HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT PLEDGOR OR PLEDGEE MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS PLEDGE AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

     (e) Pledgee shall not have any liability to Pledgor (whether in tort, contract, equity or otherwise) for losses suffered by Pledgor in connection with, arising out of, or in any way related to the transactions or relationships contemplated by this Pledge Agreement, or any act, omission or event occurring in connection herewith, unless it is determined by a final and non-appealable judgment or court order binding on Pledgee, that the losses were the result of acts or omissions constituting gross negligence or willful misconduct. In any such litigation, Pledgee shall be entitled to the benefit of the rebuttable presumption that it acted in good faith and with the exercise of ordinary care in the performance by it of the terms of this Pledge Agreement.

     7.  MISCELLANEOUS

     (a) Pledgor agrees that at any time and from time to time upon the written request of Pledgee, Pledgor shall execute and deliver such further documents, including, but not limited to, irrevocable proxies or stock powers, in form satisfactory to counsel for Pledgee, and will take or cause to be taken such further acts as Pledgee may request in order to effect the purposes of this Pledge Agreement and perfect or continue the perfection of the security interest in the Pledged Property granted to Pledgee hereunder.

     (b) Beyond the exercise of reasonable care to assure the safe custody of the Pledged Property (whether such custody is exercised by Pledgee, or Pledgee's nominee, agent or bailee) Pledgee or Pledgee's nominee agent or bailee shall have no duty or liability to protect or preserve any rights pertaining thereto and shall be relieved of all responsibility for the Pledged Property upon surrendering it to Pledgor or foreclosure with respect thereto.

     (c) All notices, requests and demands to or upon the respective parties hereto shall be in writing and shall be deemed to have been duly given or made: if delivered in person, immediately upon delivery; if by telex, telegram or facsimile transmission, immediately upon sending and upon confirmation of receipt; if by nationally recognized overnight courier service with instructions to deliver the next business day, one (1) business day after sending; and if by registered or certified mail, return receipt requested, five (5) days after mailing. All notices, requests and demands upon the parties are to be given to the following addresses (or to such other address as any party may designate by notice in accordance with this Section):

     If to Pledgor:      Emerson Radio Corp.
                         9 Entin Road
                         Parsippany, New Jersey 07054-0430
                         Attention:  President

     If to Pledgee:      Congress Financial Corporation
                         1133 Avenue of the Americas
                         New York, New York 10036
                         Attention:  Mr. Andrew Robin

     (d) All references to the plural herein shall also mean the singular and to the singular shall also mean the plural. All references to Pledgor, Pledgee and Issuer pursuant to the definitions set forth in the recitals hereto, or to any other person herein, shall include their respective successors and assigns. The words "hereof," "herein," "hereunder," "this Pledge Agreement" and words of similar import when used in this Pledge Agreement shall refer to this Pledge Agreement as a whole and not any particular provision of this Pledge Agreement and as this Pledge Agreement now exists or may hereafter be amended, modified, supplemented, extended, renewed, restated or replaced. An Event of Default shall exist or continue or be continuing until such Event of Default is waived in accordance with
Section 7(g) hereof. All references to the term "Person" or "Persons" herein shall mean any individual, sole proprietorship, partnership, corporation (including, without limitation, any corporation which elects subchapter S status under the Internal Revenue Code of 1986, as amended), limited liability company, limited liability partnership, business trust, unincorporated association, joint stock company, trust, joint venture or other entity or any government or any agency, instrumentality or political subdivision thereof.

     (e) This Pledge Agreement, the other Financing Agreements and any other document referred to herein or therein shall be binding upon Pledgor and its successors and assigns and inure to the benefit of and be enforceable by Pledgee and its successors and assigns.

     (f) If any provision of this Pledge Agreement is held to be invalid or unenforceable, such invalidity or unenforceability shall not invalidate this Pledge Agreement as a whole, but this Pledge Agreement shall be construed as though it did not contain the particular provision held to be invalid or unenforceable and the rights and obligations of the parties shall be construed and enforced only to such extent as shall be permitted by applicable law.

     (g) Neither this Pledge Agreement nor any provision hereof shall be amended, modified, waived or discharged orally or by course of conduct, but only by a written agreement signed by an authorized officer of Pledgee. Pledgee shall not, by any act, delay, omission or otherwise be deemed to have expressly or impliedly waived any of its rights, powers and/or remedies unless such waiver shall be in writing and signed by an authorized officer of Pledgee. Any such waiver shall be enforceable only to the extent specifically set forth therein. A waiver by Pledgee of any right, power and/or remedy on any one occasion shall not be construed as a bar to or waiver of any such right, power and/or remedy which Pledgee would otherwise have on any future occasion, whether similar in kind or otherwise.

     IN WITNESS WHEREOF, Pledgor has executed this Pledge Agreement as of the day and year first above written.

                                   EMERSON RADIO CORP.

                                   By: /s/ Eugene I. Davis

                                   Title: President

                               EXHIBIT A
                                  TO
                     PLEDGE AND SECURITY AGREEMENT

                             CAPITAL STOCK

                              Certificate
     Issuer                   Number              Shares

Sport Supply Group, Inc.      GYM 7162            1,600,000




                               WARRANTS

                                                  Number of Shares
                              Warrant             Which May Be
     Issuer                   Number              Purchased

Sport Supply Group, Inc.      001                 1,000,000





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